NOTICE OF ANNUAL AND SPECIAL MEETING

     NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the shareholders Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Corporation”) will be held in the Imperial Room at The Fairmont Royal York, 100 Front Street West, Toronto, Ontario at 10:00 a.m. on April 17, 2003 (Toronto time).

     Shareholders are invited to attend the Meeting for the following purposes:

     1.     to receive the consolidated financial statements for the year ended December 31, 2002 and the auditors’ report thereon;

     2.     to appoint auditors and authorize the directors to fix their remuneration;

     3.     to elect directors;

     4.     to consider and, if thought fit, to approve, with or without variation, an ordinary resolution approving reconfirming the amended and restated shareholder rights plan of the Corporation; and

     5.     to transact such other business as may properly come before the Meeting or any adjournment thereof.

     Shareholders of record at the close of business on March 6, 2003 will be entitled to vote at the Meeting.

     Registered shareholders unable to attend the Meeting in person are requested to complete, date, sign and return (in the envelope provided for that purpose) the accompanying form of proxy for use at the Meeting. To be used at the Meeting, proxies must be received before 5:00 p.m. (Toronto time) on April 16, 2003 by Fairmont’s transfer agent, Computershare Trust Company of Canada (“Computershare”), 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Registered shareholders may also vote by telephone or over the Internet. Complete instructions on how to vote by telephone or over the Internet are described in the Management Proxy Circular. Non-registered shareholders must seek instructions on how to complete their form of proxy and vote their shares from their nominee.

     The 2002 Annual Report, the Management Proxy Circular and a form of proxy accompany this Notice of Meeting.

By order of the board of directors,

TERENCE P. BADOUR Senior Vice President, General Counsel and Secretary Toronto, Ontario March 6, 2003